FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


 INDEX

Document

No.  1                      Holding(s) in Company dated 03 November 2003
No.  2                      FRN Variable Rate Fix dated 03 November 2003
No.  3                      FRN Variable Rate Fix dated 03 November 2003
No.  4                      FRN Variable Rate Fix dated 03 November 2003
No.  5                      Holding(s) in Company dated 04 November 2003
No.  6                      FRN Variable Rate Fix dated 04 November 2003
No.  7                      FRN Variable Rate Fix dated 04 November 2003
No.  8                      FRN Variable Rate Fix dated 04 November 2003
No.  9                      Director Shareholding dated 06 November 2003
No.  10                     Holding(s) in Company dated 06 November 2003
No.  11                     Director Shareholding dated 07 November 2003
No.  12                     FRN Variable Rate Fix dated 07 November 2003





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Document No.1
                            NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 30 October 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 16,853,812 ordinary 25p shares of the Company representing a non-beneficial holding of 4.00% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.



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Document No.2

Norther Rock PLC

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 01-Feb-2005
    ISSUE DATE: 01-Feb-2002
    ISIN: XS0142674844

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
03-Nov-2003 TO 02-Feb-2004 HAS BEEN FIXED AT 4.062340 PCT.

INTEREST PAYABLE VALUE 02-Feb-2004 WILL AMOUNT TO
GBP 101.28 PER GBP 10,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.


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Document No.3

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 50,000,000.00
    MATURING: 02-Feb-2004
    ISSUE DATE: 02-Feb-1999
    ISIN: XS0094489779

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 03-Nov-2003 TO 02-Feb-2004 HAS BEEN FIXED AT 4.172340 PCT.

INTEREST PAYABLE VALUE 02-Feb-2004 WILL AMOUNT TO
GBP 1,040.23 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL:
44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.4

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR: 1,045,000,000.00
    MATURING: 31-Oct-2008
    ISSUE DATE: 17-Oct-2003
    ISIN: XS0178381488

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
31-Oct-2003 TO 30-Jan-2004 HAS BEEN FIXED AT 4.077500 PCT.

INTEREST PAYABLE VALUE 30-Jan-2004 WILL AMOUNT TO
GBP 10.17 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.5

                                NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

In accordance with Sections 198-202 of the Companies Act 1985 (the Act), the Company has been notified on 3 November 2003 that FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders have a notifiable interest in 16,253,769 ordinary 25p shares of the Company representing a non-beneficial holding of 3.86% of the issued share capital of the Company.

FMR Corp. is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

FIL is the parent holding company for various direct and indirect subsidiaries including Fidelity Investment Services Limited (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients.

The notifiable interests also comprise that of Mr Edward C Johnson 3d, 82 Devonshire Street, Boston, MA 02109 (a principal shareholder of FMR Corp. and
FIL) and interests held on behalf of authorised unit trust schemes in the UK, notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries and FIL and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

The disclosable interests arise under Section 208 (4) (b) of the Act, namely where a person, not being a registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under Section 203 of the Act respectively.

Document No.6

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 3,033,517.00
    MATURING: 11-Aug-2006
    ISSUE DATE: 04-Aug-2003
    ISIN: XS0174080381

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Nov-2003 TO 04-Feb-2004 HAS BEEN FIXED AT 4.060000 PCT

INTEREST PAYABLE VALUE 04-Feb-2004 WILL AMOUNT TO:
GBP 31.043.27 PER GBP 3,033,517.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.7

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 15,000,000.00
    MATURING: 04-Feb-2004
    ISSUE DATE: 04-Aug-2002
    ISIN: XS0142579423

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Nov-2003 TO 04-Feb-2004 HAS BEEN FIXED AT 3.980000 PCT

INTEREST PAYABLE VALUE 04-Feb-2004 WILL AMOUNT TO:
GBP 1,003.18 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.8

Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR  140,000,000.00
    MATURING: 04-Nov-2005
    ISSUE DATE: 04-Nov-2003
    ISIN: XS0177895462

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Nov-2003 TO 04-Feb-2004 HAS BEEN FIXED AT 2.233500 PCT

INTEREST PAYABLE VALUE 04-Feb-2004 WILL AMOUNT TO:
EUR 57.08 PER EUR 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No.9

NORTHERN ROCK PLC
                     NOTIFICATION OF ACQUISITION OF SHARES
                     BY NORTHERN ROCK QUEST COMPANY LIMITED

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

A J Applegarth
D F Baker
R F Bennett

have a potential interest in the QUEST and that on 5 November 2003 the Trustees of QUEST acquired the following ordinary shares in the Company:

No of Shares    Price per Share    Percentage of Issued Share Capital

250             GBP6.8833            0.00006

Subsequent to the acquisition, the above shares were transferred to participants in the Northern Rock Sharesave Scheme, reducing the QUEST's holding and the Executive Directors' interest in the QUEST shareholding to nil.

Document No.10

NORTHERN ROCK PLC

                     DISCLOSURE OF MAJOR INTEREST IN SHARES

Northern Rock plc ("the Company") has been notified on 6 November 2003, that as at 27 October 2003 Barclays PLC through the legal entities advised to the Company has a notifiable interest in 16,937,775 ordinary 25p shares of the Company representing 4.02% of the issued share capital of the Company.

Document No.11

 NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 7 November 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 6,443,475 Shares representing 1.53% of the Company's issued share capital.

Document No.12

Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 6,000,000.00
    MATURING: 07-Aug-2007
    ISSUE DATE: 13-Aug-2002
    ISIN: XS0152976204

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Nov-2003 TO 09-Feb-2004 HAS BEEN FIXED AT 4.112500 PCT

INTEREST PAYABLE VALUE 04-Feb-2004 WILL AMOUNT TO:
GBP 105.91 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  10 November, 2003        By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary